Exhibit 99.1

News Release

For Immediate Release

Stantec appoints David Emerson and Bob Gomes to its Board of Directors

EDMONTON AB (July 2, 2009) TSX, NYSE:STN

Mr. Ron Triffo, P.Eng., Chairman of the Board of Stantec Inc., on behalf of the Stantec Board of Directors, is pleased to announce that Mr. David Emerson and Mr. Robert (Bob) Gomes have been appointed as Directors of the Company.

David Emerson, PC holds a Doctorate in economics from Queen’s University. Mr. Emerson began his career as a member of the public service in 1972, serving as an economist with the Economic Council of Canada. He joined the public service of British Columbia in 1975, where he served in various roles between 1975 and 1990, including Deputy Minister of Finance, Secretary to Treasury Board, Deputy Minister to the Premier, and Secretary to Cabinet. Between 2004 and late 2008, he was a federal member of parliament. He served as Canada’s Minister of Industry from 2004 to 2006, Minister of International Trade with responsibility for the 2010 Winter Olympics and the Asia Pacific Gateway Initiative from 2006 to 2008, and Minister of Foreign Affairs from May 2008 to October 2008.

In the private sector, he was chief executive officer of Western and Pacific Bank of Canada from 1986 to 1988 and, following a merger, chair and chief executive officer of Canadian Western Bank (1988–1990). He served as president and chief executive officer of the Vancouver International Airport Authority from 1992 to 1997 and president and chief executive officer of Canfor Corporation from 1998 to 2004. Mr. Emerson previously served on Stantec’s Board of Directors from 1995 to 1998.

“We’re very pleased to have Mr. Emerson rejoin Stantec’s Board of Directors,” says Triffo. “He brings to our Board a wealth of knowledge in international trade and industry in addition to his vast experience in the private sector.”

Bob Gomes is the newly appointed President & CEO of Stantec Inc. and has been appointed to the Board along with his new role leading Stantec. Mr. Gomes has a degree in civil engineering from the University of Alberta and prior to joining Stantec in 1988, began his career working with a land development-engineering firm. In 1991, he was appointed principal engineer in charge of the Edmonton office, and in November 1998, he was appointed vice president of Stantec’s Edmonton Urban Land group. In January 1999, he was appointed vice president of Alberta North, a role responsible for all activities in the Edmonton office and in northern Alberta. In early 2005, he acquired the additional responsibilities of the corporate practice area leader for the Energy & Resources group and later in the year was appointed senior vice president. Mr. Gomes officially took over the role of President & CEO on May 15, 2009.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.
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Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Tel : 780-969-3350 sonia.kirby@stantec.com
One Team. Infinite Solutions.